COMPASS GROUP DIVERSIFIED HOLDINGS LLC

Sixty One Wilton Road

Second Floor

Westport, Connecticut 06880

(203) 221-1703

December 12, 2011

VIA EDGAR AND FACSIMILE ((703) 813-6983)

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:	Compass Diversified Holdings Compass Group Diversified Holdings LLC Registration Statement on Form S-3 File Nos. 333-178071, 333-178071-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Compass Diversified Holdings and Compass Group Diversified Holdings LLC (together, the “Registrants”) hereby request acceleration of the effectiveness of the above-referenced Registration Statement, as amended, so that it may become effective by 4:00 p.m. Eastern Time on December 14, 2011, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrants hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 12, 2011

Please contact Toby D. Merchant of Squire, Sanders & Dempsey (US) LLP, counsel to Compass Group Diversified Holdings LLC, at (513) 361-1229 with any questions you may have concerning this request. In addition, please contact Mr. Merchant when this request for acceleration has been granted.

Very truly yours,

COMPASS DIVERSIFIED HOLDINGS

By:	Compass Group Diversified Holdings LLC, as Sponsor

By:	/s/ James J. Bottiglieri
James J. Bottiglieri
Chief Financial Officer

COMPASS GROUP DIVERSIFIED HOLDINGS LLC

By:	/s/ James J. Bottiglieri
James J. Bottiglieri
Chief Financial Officer